IN THE MATTER OF

FILE NO. 70-10251

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.

800 Cabin Hill Drive

Greensburg, PA 15601

The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy Inc. 800 Cabin Hill Drive Greensburg, PA 15601	Hyun Park Vice President and General Counsel Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601

On April 29, 2005, the Securities and Exchange Commission (the “SEC”) issued Release No. 35-27963 in File No. 70-10251 (the “Order”) authorizing, among other things, financing transactions, payment of dividends, subsidiary reorganization and capitalization changes, system money pools, and certain exemptions from at-cost requirements. The order directed that Allegheny Energy, Inc. (the “Company”) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the “Act”) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2005 through June 30, 2005 (“the current period”).

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a.)  If sales of common stock by Allegheny are reported, the purchase price per share and market price per share at the date of the agreement of sale:

In April 2005, the holders of $295.0 million of the outstanding $300.0 million 11 7/8% Trust Preferred Securities issued by Capital Trust accepted AE and Capital Trust’s tender and consent solicitation. Under the terms of the offer, AE issued an aggregate of 24.6 million shares of its common stock. On May 3, 2005 the holder of the remaining $5.0 million in liquidation amount of Trust Preferred Securities converted its Trust Preferred Securities into 416,650 shares of AE common stock.

b.)  The total number of shares of common stock issued during the quarter, contributed to Allegheny’s pension plan and any employee benefit or executive compensation plans adopted after the issuance of the Commission’s order in this proceeding:

401K Shares issued	83,783
Long-term Incentive Plan and other shares issued	57,567
Total	141,350

c.)  If a guarantee or other form of credit support is issued during the quarter, the name of the issuing company, the name of the subsidiary to which the issuance pertains, and the amount, terms and purpose of the guarantee or other form of credit support:

None.

d.)  The amount and terms of any short-term debt issued by Allegheny during the quarter:

None.

e.)  The amount and terms of any financings not exempt under rule 52 by any Operating Utility during the quarter:

None

f.)  The amount and terms of any financings not exempt under rule 52 consummated by AE Supply or any Nonutility Applicant during the quarter:

On June 16, 2005, AE and AE Supply (together, the “Borrowers”) entered into a new $700 million credit facility (the “New AE Credit Facility”) comprised of a $400 million senior unsecured revolving credit facility (the “Revolving Facility”) and a $300 million senior unsecured term loan (the “Term Facility”). The terms of the New AE Credit Facility are set forth in a Credit Agreement, dated as of June 16, 2005, among the Borrowers, the initial lenders named therein and Citicorp North America, Inc., as Administrative Agent (the “Credit Agreement”). The Revolving Facility (a) refinanced the aggregate principal amount of approximately $122 million outstanding under AE’s prior credit facility, (b) continues letters of credit issued under AE’s prior credit facility in the aggregate amount of approximately $11.5 million and (c) provides working capital and letters of credit for AE and, subject to certain limitations, its subsidiaries. The lenders under the Revolving Facility are required to make revolving credit loans to, and issue letters of credit at the request of, AE. In addition, subject to certain limitations, AE Supply may borrow, or request letters of credit for, up to $50 million directly under the Revolving Facility. AE is permitted to request letters of credit in an amount not in excess of $125 million on behalf of AE Supply and its subsidiaries. The Revolving Facility matures June 16, 2010.

g.)  The amount and terms of any financings by any Operating Company during the quarter that are exempt under rule 52:

None.

h.)  The amount and terms of any financings by AE Supply or any Nonutility Applicant during the quarter that are exempt under rule 52:

None.

i.)  The notional amount and principal terms of any instruments to hedge interest rate or currency risk entered into during the quarter and the identity of the parties to these instruments:

None.

j.)  The name, parent company and amount invested in any new intermediate company or Capital Corp during the quarter:

None.

k.)  Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject to this Application will be filed (or incorporated by reference) as exhibits to the next certificate filed under rule 24:

None.

Allegheny Energy, Inc.

Dated: August 29, 2005	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
Chief Accounting Officer